SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROPOSED STATUTORY AUDIT COMMITTEE COMPENSATION
FOR FISCAL YEAR 2006

Objective and Proposal

As provided in our Articles of Organization, the Statutory Audit Committee shall operate permanently. The members are appointed annually by the Shareholders Meeting.

In addition to appointing the Statutory Audit Committee members, the Shareholders Meeting must also determine their compensation, as provided in article 162, para. 3, Law 6.404/76 and our Articles of Organization.

We stress that TIM Participações S.A. Statutory Audit Committee also acts as our audit committee, in compliance with the laws of United States of America, the market in which our securities are traded. Therefore, the Statutory Audit Committee is incumbent with the duties set forth by both the Brazilian and the United States Laws.

Hence, in view of the duties of the Statutory Audit Committee, we propose the Shareholders’ Meeting determine the amount of five hundred and forty thousand reals (R$ 540.000,00) as the overall compensation of the Statutory Audit Committee in fiscal year 2006. The proposed amount assumes the Statutory Audit Committee will continue having five (5) members, and shall be adjusted accordingly should the assumption be proved wrong.

The proposed amount complies with article 162, para. 3, Law 6.404/76 and our Articles of Organization, being also consistent with the compensation passed by the shareholders for fiscal year 2005 (the same R$ 540.000,00, as passed by March 9, 2005 Shareholders’ Meeting).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 14, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer